SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Roanoke Electric Steel Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

769841107
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/ X /  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 732,811 shares, which constitutes approximately 6.7% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 10,942,813 shares outstanding.

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CUSIP No. 769841107

1.     Name of Reporting Person:

       The Bass Management Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /  /

        (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power:    -0-
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power:    -0-
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9):  0.0%

12.     Type of Reporting Person: 00 - Trust

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CUSIP No. 769841107

1.     Name of Reporting Person:

        Wesley Guylay Capital Management, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /  /

         (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 460,161 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 460,161 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         460,161

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  4.2%

12.     Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.

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CUSIP No. 769841107

1.     Name of Reporting Person:

        Wesley Guylay Capital Management III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /  /

         (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 160,850 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 160,850 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         160,850

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  1.5%

12.     Type of Reporting Person: PN

--------------

(1)     Power is exercised by its general partner, Wesley Richard Guylay.


CUSIP No. 769841107

1.     Name of Reporting Person:

        Wesley Richard Guylay

2.     Check the Appropriate Box if a Member of a Group:

         (a) /  /

         (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                5.     Sole Voting Power: 732,811 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 732,811 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         732,811 (1)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           / /

11.     Percent of Class Represented by Amount in Row (9):  6.7%

12.     Type of Reporting Person: IN

--------------

(1)     In his capacity as general partner of Wesley Guylay Capital Management, L.P. with respect to 460,161 shares of the Stock, and in his capacity as general partner of Wesley Guylay Capital Management III, L.P. with respect to 160,850 shares of the Stock.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated June 30, 2000, as amended by Amendment No. 1 dated February 13, 2001, as amended by Amendment No. 2 dated February 14, 2002 (the "Schedule 13G"), relating to the Common Stock, no par value (the "Stock"), of Roanoke Electric Steel Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2(a).     Names of Persons Filing.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Wesley Guylay Capital Management, L.P., a Texas limited partnership ("WGCM"), Wesley Guylay Capital Management III, L.P., a Texas limited partnership ("WGCM III") and Wesley Richard Guylay ("WRG") (the "Reporting Persons").  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.  For purposes of future filings, BMT, which was previously identified as a Reporting Person herein, will no longer be a Reporting Person.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

The address of the principal business office of WGCM, WGCM III and WRG is 30 Rockefeller Plaza, Suite 4535, New York, New York, 10112.  The address of the principal business office of BMT is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock, no par value, of the Issuer.

Item 2(e).     CUSIP Number.

The CUSIP number of the Stock is 769841107.

Item 4.     Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

BMT

BMT is not the beneficial owner of any of the shares of the Stock.

WGCM

The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 460,161, which constitutes approximately 4.2% of the outstanding shares of the Stock.

WGCM III

The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 160,850, which constitutes approximately 1.5% of the outstanding shares of the Stock.

WRG

Because of his position as general partner of WGCM and of WGCM III, and because of his individual ownership of shares, WRG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 732,811 shares of the Stock, which constitutes approximately 6.7% of the outstanding shares of the Stock.

(c)

Reporting Persons

BMT

BMT has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

WGCM

Acting through its general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 460,161 shares of the Stock.

WGCM III

Acting through its general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 160,850 shares of the Stock.

WRG

As the general partner of WGCM and WGCM III, and through his individual ownership of shares, WRG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 732,811 shares of the Stock.

Item 10.     Certification.

Item 10 is hereby restated in its entirety as follows:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 11, 2003

By: /s/ W.R. Cotham W.R. Cotham, Attorney-in-Fact for: WESLEY GUYLAY CAPITAL MANAGEMENT, L.P. (1) WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P. (2) WESLEY RICHARD GUYLAY (3)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management, L.P. previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Guylay Capital Management III, L.P. previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Wesley Richard Guylay previously has been filed with the Securities and Exchange Commission.